Exhibit 99.14

Press release

The information contained herein is subject to the disclosure requirements of Bure Equity AB under the Swedish Securities Market Act. This information has been publicly communicated on January 27, 2010, at 11:00 CET.

The merger between Bure and Skanditek has been registered with the Swedish Companies Registration Office

According to resolutions of the Extraordinary General Meeting on December 1, 2009, in Bure Equity AB (“Bure”) the Swedish Companies Registration Office (the “SCRO”) has today registered the following:

•                  the merger between Bure and Skanditek Industriförvaltning AB (“Skanditek”). The merged entity will maintain the company name Bure Equity AB and will have its registered office in Stockholm. The registration of the merger completes the merger process from a legal perspective and as a result Skanditek has been dissolved and all assets and liabilities will be transferred to Bure.

•                  the issue of 49,013,235 new Bure shares which will be used as merger consideration and the cancellation of the 9,716,316 Bure shares which were previously held by Skanditek. Thus, Bure has in total 89,645,727 outstanding shares.

•                  Mathias Uhlén as a new director of the Board and that Patrik Tigerschiöld resigns from the Board. Björn Björnsson is new Chairman of the Board of Directors in Bure.

Patrik Tigerschiöld will be appointed as CEO in Bure as of February 1, 2010.

Shareholders of Skanditek as of today (record date for the merger) will receive 3 (three) new shares in Bure for four (4) shares in Skanditek. The new shares will be available on the shareholders’ accounts on January 28, 2010, and as of that day trading in new Bure shares will be possible. Trading in currently outstanding Bure shares will not be impacted by the merger process.

In connection to the merger, the previously announced special dividend of approximately SEK 478 million, corresponding to SEK 9.50 per share, will be paid to Bure’s shareholders. Those who were shareholders in Bure as of January 25, 2010, will receive payment on January 28, 2010.

Skanditek was delisted from NASDAQ OMX Stockholm on January 22, 2010.

The completion of the merger process between Bure and Skanditek marks the creation of a new company which will have an interesting investment portfolio with a balanced mix of listed as well as unlisted, and smaller and medium-sized companies. Bure and Skanditek share a common view on means of creating successful companies and shareholder value by developing the portfolio companies through an active ownership and board representation. All in all, the merger is viewed to be a natural step in the development of both companies, whereby the combined resources will make the company a stronger participant in the financial market.

Stockholm, January 27, 2010

Bure Equity AB (publ)

For further information, please contact:

Björn Björnsson, Chairman of Bure	phone: +46-8-614 00 20
Patrik Tigerschiöld, new CEO of Bure	phone: +46-8-614 00 20

Notice to shareholders in the United States

This merger relates to the securities of a Swedish company. The merger is subject to disclosure requirements of the Kingdom of Sweden which are different from those of the United States. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a non-US jurisdiction, and some or all of its officers and Directors may be residents of non-US jurisdictions. You may not be able to sue a non-US company or its officers or Directors in a non-US court for violations of the US securities laws. It may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s judgment.

Bure Equity AB (publ)

Corp. ID No. 556454-8781, Nybrogatan 6, SE-114 34 Stockholm, Sweden, phone +46 8-614 00 20, fax +46 8-614 00 38

www.bure.se